NOT FOR DISSEMINATION IN THE UNITED STATES OR TO UNITED STATES NEWSWIRE SERVICES.

American Bonanza Announces Joint Venture with Suparna Gold,
Non Brokered Private Placements of Convertible Debentures and
Units and Adds Equity Financing Proposal to Shareholders Meeting
Agenda

June 12, 2013 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza” or the "Company") announces that it has entered into a letter of intent (the “Letter of Intent”) with Suparna Gold Corp. (TSXV: SUG) (“Suparna”) with respect to a proposed mineral property acquisition and joint venture (the “Transaction”) whereby Suparna may acquire up to a 60% interest (the “60% Interest”) in certain mining claims and property (the “Assets”) comprising the Southwest target (the “Southwest Target”) at the Copperstone gold mine in La Paz County, Arizona (“Copperstone”).

The Property

Copperstone is located in western Arizona within the Walker Lane mineral belt where it intersects gold provinces in southern California and western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold. Copperstone is located within a lesser known, globally significant, high grade gold province.

The Company holds a 100% leasehold interest in Copperstone, renewable at the Company’s option every ten years, and was last renewed in 2005. While almost all exploration at Copperstone has historically been focused on the north end of the property, between 2006 and 2008 the Company made a new discovery at the Southwest Target. During the last year, the Company has gathered much new information about the nature and controls of gold mineralization at Copperstone and now has advanced the understanding of the gold mineralization.

The data now in hand for the Southwest Target, along with what has been learned from development of Copperstone, points to the possibility that another deposit, similar to the known Copperstone deposit (bulk-mineable near surface, underlain by a high grade gold vein-type deposit), exists in the Southwest Target area. Present analysis of the data suggests that mineralization comes to the bedrock surface, under thin sediment cover, in the western portion of the Southwest Target area.

The Company believes that the Transaction with Suparna will provide the necessary corporate focus and resources to continue exploration of the Southwest Target and will allow the exploration to be conducted at the Southwest Target in a timely manner.

Terms of the Transaction

Under the terms of the Letter of Intent, the Company will grant to Suparna the right to acquire up to the 60% Interest in the Company’s leasehold right, title and interest in and to the Assets, as follows:

a)

Suparna will have the right to acquire an initial undivided 12.5% working interest in the Company’s leasehold right, title and interest in and to the Assets by expending, during the first year from the date of the definitive agreement to be entered into between the Company and Suparna (the “Definitive Agreement”), a minimum of $500,000 in exploration expenditures to be incurred on the Assets;

b)

Suparna will have the right to acquire an additional undivided 12.5% working interest in the Company’s leasehold right, title and interest in and to the Assets by expending, during the second year from the date of the Definitive Agreement, a minimum of $500,000 in exploration expenditures to be incurred on the Assets;

c)

Suparna will have the right to acquire an additional undivided 12.5% working interest in the Company’s leasehold right, title and interest in and to the Assets by expending, during the third year from the date of the Definitive Agreement, a minimum of $500,000 in exploration expenditures to be incurred on the Assets;

d)

Suparna will have the right to acquire an additional undivided 12.5% working interest in the Company’s leasehold right, title and interest in and to the Assets by expending, during the fourth year from the date of the Definitive Agreement, a minimum of $500,000 in exploration expenditures to be incurred on the Assets; and

e)

Suparna will have the right to acquire an additional undivided 10% working interest in the Company’s leasehold right, title and interest in and to the Assets by expending, during the fifth year from the date of the Definitive Agreement, a minimum of $500,000 in exploration expenditures to be incurred on the Assets.

During the earn in phase, Suparna will be the operator of exploration on the Southwest Target. Once Suparna has either acquired the 60% Interest, or has ceased to make expenditures on the Southwest Target, the parties will form a joint venture agreement, and each party will be responsible for funding its share of ongoing exploration expenses.

The entering into of the Definitive Agreement and the completion of the Transaction will subject to a number of conditions including, without limitation, the following: (i) prior to entering into the Definitive Agreement, Suparna shall have completed its due diligence on the Assets to its satisfaction, acting reasonably, including, without limitation, being satisfied that the Company has good and valid title to the Assets; (ii) all director, shareholder, securities and regulatory approvals and acceptances (as required) and all third party consents (as required) having been obtained including, without limitation, the approval of the TSX Venture Exchange, in the case of Suparna, and (iii) Suparna shall have elected to acquire the Debenture.

James Newall and Wayne Tisdale are members of the boards of directors of each of the Company and Suparna. Mr. Newall and Mr. Tisdale have each declared a conflict of interest and abstained from voting at all meetings of the board of directors of the Company to approve the transactions contemplated by the Letter of Intent.

Convertible Debenture

In addition to the foregoing, Suparna may elect to acquire up to $1,000,000 principal amount of a convertible debenture of the Company. The convertible debenture will bear interest at 12% per annum, calculated and payable quarterly in cash, and will mature two years after its date of issue. Principal on the convertible debenture will be convertible into units of the Company at the rate of $0.08 per unit. Each unit will consist of one common share and one half of one common share purchase warrant, each whole such warrant being exercisable to acquire a further common share for a period of 12 months from the date of issue of the warrant at a price of $0.12 per share. The issue of the convertible debentures is subject to the approval of the TSX.

Private Placement

The Company also intends to complete a non-brokered private placement (the “Offering”) to fund continued development on its newly constructed Copperstone gold mine in Arizona and for general working capital. In connection with the Offering, the Company will issue up to 24,166,000 units (the “Units”) at a price of $0.05 per Unit for gross proceeds of up to $1,208,300. The Units being offered pursuant to the Offering are comprised of one common share (a “Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share at a price of $0.08 for a period of one year from the date of issuance of the Warrant. The Offering is subject to the approval of the TSX.

The Units will be made available by way of private placement exemptions in Canada and may be offered in other jurisdictions where they can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements. In connection with the Offering, the Company may pay finder’s fees in the amount of up to 7% of the gross proceeds raised.

Equity Financing Proposal for Shareholders Meeting

In addition, the Company announces that it has added a proposed equity financing as a matter to be considered at its annual meeting of shareholders scheduled for June 26, 2013. The June 26, 2013 meeting will be adjourned after the previously scheduled matters have been attended to so that the equity financing can be considered on July 10, 2013. The Company proposes an ordinary resolution to issue up to 200,000,000 additional Units having the same terms and conditions as the Units described above. An addendum to the materials previously mailed for the June 26, 2013 meeting, which provides more information regarding this resolution, will be mailed to shareholders this week and will be available on SEDAR at www.sedar.com.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The convertible debentures and all securities issued in connection with the Offering will be subject to a statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities law.

About Bonanza

Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

Doug Wood, P. Geo the Vice President of Exploration of the Company, is the “qualified person” as defined in NI 43-101 who has reviewed and approved the technical information in this news release.

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the size of the Offering and the use of proceeds, the receipt of necessary approvals in connection with the Offering as well as the receipt of shareholder approval for the additional equity financing proposal, the timing and completion of the Transaction and joint venture and the potential results of exploration at the Southwest Target, the timing and completion of the issuance of the convertible debentures and the receipt of necessary approvals for the Transaction and the issuance of the convertible debentures is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, assumptions regarding the structure, geology and mineralization of the Southwest Target being comparable to the Copperstone mine, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com